EXHIBIT (C)(1)


                           [Merrill Lynch Letterhead]



                                 March 24, 2000


The Board of Directors
WestPoint Stevens Inc.
507 West Tenth Street
West Point, GA 31833

Members of the Board:

           WestPoint Stevens Inc. (the "Company") proposes to adopt a Plan of Recapitalization (the "Plan") pursuant to which the capital stock of the Company will be reclassified (the "Reclassification") and each outstanding share of the Company's common stock, par value $0.01 per share (the "Shares"), will be reclassified as and converted into one share of Series B Participating Preferred Stock, par value $0.01 per share, of the Company (the "Series B Preferred Stock"). Promptly following the Reclassification, the Company will redeem all outstanding shares of Series B Preferred Stock on the basis of one share of Series B Preferred Stock for $22.00 in cash (the "Redemption Amount"). In addition, prior to the Reclassification, the Shares held by certain holders (the "Exchanging Stockholders") will be exchanged for shares of Series A Participating Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock"). Pursuant to the Reclassification, each outstanding share of Series A Preferred Stock, par value $0.01 per share, of the Company will be reclassified as and converted into one share of common stock, par value $0.01 per share of the Company (the "New Shares").

           You have asked us whether, in our opinion, the Redemption Amount is fair from a financial point of view to the holders of the Shares, other than the Exchanging Stockholders.

           In arriving at the opinion set forth below, we have, among other things:

           (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

           (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company;

           (3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;


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           (4)       Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

           (5) Reviewed the results of operations of the Company and compared them with those of certain companies that we deemed to be relevant;

           (6) Compared the proposed financial terms of the Reclassification with the financial terms of certain other transactions that we deemed to be relevant;

           (7) Participated in certain discussions and negotiations among various representatives of the Company and its management, including their advisors;

           (8)        Reviewed a draft dated March 23, 2000, of the Plan; and

           (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

           In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecasts furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Plan will be substantially similar to the last draft reviewed by us. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

           In connection with the preparation of this opinion, we solicited third-party indications of interest for the acquisition of the Company. We have not been asked to consider, and our opinion does not in any manner address, the value of the New Shares following the Reclassification.

           We are acting as financial advisor to the Company in connection with the Reclassification and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Reclassification. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.


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           We have, in the past, provided financial advisory and financing services to the Company and have received fees for the rendering of such services. In the ordinary course of our business, we may actively trade shares of the Company's common stock and debt securities for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

           This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Reclassification and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Reclassification.

           On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Redemption Amount is fair from a financial point of view to the holders of the Shares, other than the Exchanging Stockholders.

                                                 Very truly yours,


                                                 /s/ MERRILL LYNCH,
                                                 PIERCE, FENNER & SMITH
                                                 INCORPORATED



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